SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One):

/ X / ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2001

OR

/ __ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________.

Commission file number 1-8529

The Legg Mason
Profit Sharing and 401(k) Plan and Trust
100 Light Street
Baltimore, Maryland 21202
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Legg Mason, Inc.
100 Light Street
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING AND 401(K) PLAN AND TRUST

Report of Independent Accountants on the Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Index to Financial Statements and Supplemental Schedule

* All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosure under ERISA and have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Participants and Administrator of
The Legg Mason Profit Sharing and 401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the index to the financial statements is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 24, 2002

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The Legg Mason Profit Sharing and 401(k) Plan and Trust
Statements of Net Assets Available for Benefits
as of December 31, 2001 and 2000

ASSETS	2001	2000
Investments, at fair value	$ 423,829,657	$ 429,476,723
Cash	527,682	640,781
Contributions receivable:		
Employer contribution	21,588,248	26,950,000
Employee withholdings	1,805,942	1,820,037
	447,751,529	458,887,541
NET ASSETS		
Net assets available for plan benefits	$ 447,751,529	$ 458,887,541

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See accompanying notes to the financial statements.

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2001

	2001
Additions:	
Contributions:	
Employer	$ 21,588,248
Employee	22,568,395
	44,156,643
Interest and dividend income	7,053,222
Net depreciation in fair value of investments (see Note 4)	(31,828,758)
Total additions	19,381,107
Deductions:	
Benefits paid to participants	30,517,119
Total deductions	30,517,119
Net decrease	(11,136,012)
Net assets available for benefits, beginning of year	458,887,541
Net assets available for benefits, end of year	$ 447,751,529

See accompanying notes to the financial statements.

1. General Description of Plan

The Legg Mason Profit Sharing and 401(k) Plan and Trust (the "Plan") is a defined contribution plan which covers substantially all employees of Legg Mason Wood Walker, Incorporated, ("LMWW"), and affiliated participating companies (the "Company") and is subject to the provisions of the Employee Retirement Income Security Act (ERISA). An employee becomes eligible to participate in the Plan on their date of employment. A participant shares in employer profit sharing contributions and forfeitures by completing 1,000 hours of service, as defined by the Plan, in a Plan year and being employed on the last day of the Plan year. A participant shares in the Company's matching contribution if employed on the last day of the Plan year.

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contributions, (b) Plan earnings, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant earnings or account balances, as defined.

Contributions by employees are voluntary and may be composed of all or any of the following:

A. A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code.

B. A voluntary compensation deferral whereby the participant may elect to defer, in the form of Company contributions to the Plan on the participant's behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% nor more than 13% of the compensation that would otherwise have been paid to the participant during the Plan year.

The Company will contribute a matching contribution to all eligible employees equal to 50% of the employee's contribution up to 6% of such employee's annual earnings up to a maximum of $2,500 per employee annually. Additionally, the Company may make discretionary profit sharing contributions to the Plan.

Participants are immediately vested in voluntary contributions, rollover contributions, the Company's matching contribution and income earned thereon. Vesting in the Company's discretionary profit sharing contributions are based on years of continuous service as presented in the following chart:

Years of Service	Percentage Vested
less than 2	0%
2	25%
3	50%
4	75%
5	100%

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A participant's account becomes 100% vested in the profit sharing contribution, regardless of years of service, at age 65 or in the event of permanent disability or death.

Upon an employee's withdrawal from the Plan or a break in service of more than five years, any non-vested portion of a participant's account is forfeited and is reallocated to participants' accounts in the same proportion as the Company's contribution to the Plan attributable to the Plan year in which the forfeitures occurred.

Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option as provided by the Plan.

Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments in any of the investment options.

In August 2001, a new fund was added to the Plan - Western Asset Core. Participants should refer to the plan document for a complete description of the Plan's provisions.

2. Significant Accounting Policies

A. Basis of Accounting

The financial statements of the Plan are prepared under Generally Accepted Accounting Principles ("GAAP").

B. Investments

Plan investments are stated at fair value. Shares of registered investment companies are reported at their stated net asset value per share and shares of common stock are valued at quoted market prices. Unit values of the common stock fund are based on the quoted market price of common stock held by the fund, along with cash equivalents. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are reflected on a trade date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends earned from mutual fund investments and the Legg Mason Common Stock Fund are reinvested into additional shares of those funds. Dividends earned from Legg Mason stock are reallocated to other funds based on current investment elections. Interest income is accrued as earned.

C. Net Appreciation of Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses, and the change in the unrealized appreciation or depreciation of those investments during the Plan year.

D. Contribution
Employee contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Company contributions are made annually and recorded in the period to which it relates.

E. Payment of Benefits
Benefits are recorded when paid.

F. Administrative Expenses
The Company pays all of the administration and operations expenses of the Plan.

G. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deduction from Plan assets during the reporting period. Actual results could differ from those estimates.

H. Risks and Uncertainties
The Plan provides for investment options in mutual funds. Investment securities held by mutual funds are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

3. Employer Contribution

The Company approved discretionary contributions for 2001 and 2000 of $15,923,513 and $22,241,857, respectively. The Company made matching contributions aggregating $5,664,735 in 2001 and $5,150,000 in 2000. These Company contributions were transferred to the Plan subsequent to December 31 of each year, and accordingly, are included in contributions receivable in the financial statements.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31 of the respective year.

	2001	2000
Legg Mason Special Investment Trust, Institutional Class, 2,105,590 and 2,282,026 shares, respectively	$ 77,464,668	$ 83,385,214
Legg Mason Cash Reserve Trust, 28,348,413 and 28,384,065 shares, respectively	28,348,413	28,384,065
Legg Mason Value Trust, Institutional Class, 3,162,680 and 3,243,709 shares, respectively	167,400,656	188,232,433
Legg Mason Opportunity Trust, Institutional Class, 2,814,943 and 995,511, respectively	27,530,142	9,586,769
Templeton World, Class 1, 1,443,051 and 1,598,172, respectively	21,443,732	26,337,878

During 2001, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in value as follows:

	2001
Mutual funds	$ (29,680,241)
Common stock investments	(2,148,517)
	$ (31,828,758)

5. Loans to Participants

Participants are eligible to obtain loans from the Plan. Participants can borrow up to 50% of their vested account balance, but not more than $50,000 minus the highest outstanding loan balance during the preceding twelve months. Repayment of loans is up to five years. The Company has the right to discontinue the policy of extending loans to participants, however, it may not affect the terms or provisions of any loans outstanding at that time.

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6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.

7. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. Forfeitures

Terminating members of the Plan are paid the current value of the vested balance in their plan account by the end of the quarter following the quarter in which they terminate. Unvested amounts are forfeited and reallocated to continuing participants. For the years ended December 31, 2001 and 2000, forfeitures were $1,219,341 and $752,633, respectively.

9. Other Matters

The Plan invests in shares of Legg Mason, Inc. common stock which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from an old plan.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan are held by LMWW in interest bearing investment accounts. The shares of common stock held by the unitized Legg Mason Common Stock Fund are held by a third party custodian.

LMWW serves as distributor for the Legg Mason Funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason Funds. The Legg Mason Funds in the Plan qualify as a party-in-interest.

10. Subsequent Event

In April 2002, Western Asset Management ("WAM"), a subsidiary of the Company, merged its plan assets, totaling $14,231,168, into the Plan. WAM employees were eligible to participate in the Plan effective April 1, 2002.

SUPPLEMENTAL SCHEDULE

The Legg Mason Profit Sharing and 401(k) Plan and Trust
Schedule of Assets (Held at End of Year)
as of December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	No. of shares	Fair Value
Legg Mason Special Investment Trust, Institutional Class*	2,105,590	$ 77,464,668
Legg Mason Cash Reserve Trust*	28,348,413	28,348,413
Legg Mason Value Trust, Institutional Class*	3,162,680	167,400,656
Legg Mason American Leading Companies, Institutional Class	530,716	9,866,016
Legg Mason U.S. Gov't Intermediate-Term Portfolio, Institutional Class*	676,731	6,988,864
Legg Mason Europe Fund - Institutional Class*	20,406	289,975
Legg Mason High Yield Portfolio - Institutional Class*	76,821	706,758
Legg Mason International Equity Trust - Institutional Class*	9,109	85,620
Legg Mason Investment Grade Income Portfolio, Institutional Class*	81,638	825,365
Legg Mason Opportunity Trust, Institutional Class*	2,814,943	27,530,142
Legg Mason U.S. Small Cap Value Trust, Institutional Class*	298,087	3,216,359
Templeton World, Class 1	1,443,051	21,443,732
MFS Research, Class A	272,313	5,119,493
Franklin Small Cap Growth, Class 1	351,091	10,943,495
EuroPacific Growth	404,250	10,862,207
AIM Global Growth Fund	42,322	655,991
Alliance Premier Growth Fund Class A	117,190	2,381,297
Washington Mutual Investors Class A	229,696	6,488,924
Eaton Vance Income of Boston	469,140	2,852,370
Scudder Technology Class A	191,436	2,343,172
PIMCO Foreign Bond Class A	17,348	181,462
PIMCO Total Return	167,020	1,747,030
SSGA S&P 500 Index	52,875	1,006,215
T. Rowe Price Small Cap Stock	72,810	1,834,801
Western Asset Core, Institutional Class*	36,205	404,043
Legg Mason Common Stock*	203,429	10,167,382
Legg Mason Common Stock Fund*	938,584	15,197,927
Participant loans, maturity dates range from 2002 to 2009, interest rates range from 7 to 10%		7,477,280
Total Investments		$423,829,657

* Denotes a party-in-interest.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 24, 2002

THE LEGG MASON PROFIT SHARING AND
401(k) PLAN AND TRUST

By: ______________________________
Joseph E. Timmins
Plan Administrator

EXHIBIT INDEX

CONSENT OF INDEPENDENT ACCOUNTANTS

We hearby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-66891) of Legg Mason, Inc. of our report dated May 24, 2002 relating to the financial statements of the Legg Mason, Inc. Profit Sharing and 401(k) Plan and Trust which, appears in this Form 11-K.

PricewaterhouseCoopers LLP

Baltimore, Maryland
June 21, 2002